

07000738 [ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Simmons First Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8315 Cantrell Road, Suite 200
(No. and Street)

Little Rock (City) Arkansas (State) 72227 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Grace Hobbs (501) 223-4301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

400 West Capitol, Suite 2500 (Address) Little Rock (City) Arkansas (State) 72201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Johnson, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Simmons First Investment Group, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



KAREN LOCKARD
NOTARY
My Comm. Expires
03-10-2013
PUBLIC
PULASKI COUNTY, ARK.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Simmons First Investment Group, Inc.
December 31, 2006 and 2005

Contents



Independent Accountants' Report

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Simmons First Investment Group, Inc. (a wholly-owned subsidiary of Simmons First National Bank) as of December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simmons First Investment Group, Inc. as of December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Little Rock, Arkansas
February 13, 2007

Simmons First Investment Group, Inc.

Statements of Financial Condition
December 31, 2006 and 2005

Assets

	2006	2005
Cash	$ 53,478	$ 59,433
Deposits with clearing organization (cash only)	50,000	50,000
Securities owned at market value	4,486,600	4,630,600
Premises and equipment	27,054	30,641
Income taxes receivable from affiliate	35,713	23,298
Deferred income taxes	16,700	12,925
Receivable from clearing organization	17,843	10,778
Other assets	26,406	35,448
Total assets	$ 4,713,794	$ 4,853,123

Liabilities and Stockholder's Equity

	2006	2005
Liabilities		
Payable to clearing organization	$ 818	$ 182
Accounts payable and accrued expenses	53,876	50,950
Total liabilities	54,694	51,132
Stockholder's equity		
Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding 1,000 shares	10	10
Additional paid-in capital	4,999,990	4,999,990
Retained earnings (deficit)	(340,900)	(198,009)
Total stockholder's equity	4,659,100	4,801,991
Total liabilities and stockholder's equity	$ 4,713,794	$ 4,853,123

See Notes to Financial Statements

Simmons First Investment Group, Inc.

Notes to Financial Statements
December 31, 2006 and 2005

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company (a wholly-owned subsidiary of Simmons First National Bank (the Bank), which is a wholly-owned subsidiary of Simmons First National Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises of services, including principal transactions, agency transactions and participation in syndicate and selling group of various underwriting activities. The Company earns its revenue primarily from the sale of fixed-income securities, i.e., U.S. government securities, U.S. agency securities, municipal securities, corporate bonds and money market instruments to both institutional and individual customers.

The Company's Articles of Incorporation were filed with the State of Arkansas on August 22, 2003. The Company was funded on February 3, 2004. The Company was granted membership with NASD on July 30, 2004, however, actual broker-dealer operations did not commence until December 1, 2004.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2006 and 2005, no amounts were required to be segregated pursuant to federal and other regulations.

Securities Transactions

Trading activities are engaged in by the Company both for its own account and on behalf of its customers and are recorded on the trade date as is they settled. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense, using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized by the straight-line method over the terms of the respective leases or the estimated lives of the improvements, whichever is shorter.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

Commissions

Customer's securities transactions are reported on a settlement date basis with related commission revenue and related expenses recorded on a trade date basis.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Simmons First National Bank, and its parent Simmons First National Corporation and other affiliated companies. Each member's tax is computed on a separate return basis.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2006 and 2005

Employee Benefit Plans

At December 31, 2006 and 2005, the Company participates in both a 401(k) retirement plan and a profit sharing plan of the Corporation.

Note 2: Securities Owned

The fair values of securities owned are as follows:

	2006	2005
U.S. government and agency securities	$ 1,986,600	$ 3,930,600
Money market funds	2,500,000	700,000
Total	$ 4,486,600	$ 4,630,600

Note 3: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2006	2005
Leasehold improvements	$ 78,369	$ 78,369
Equipment	322,954	401,225
	401,323	479,594
Less accumulated depreciation	374,269	448,953
Net premises and equipment	$ 27,054	$ 30,641

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for 12 months after commencing business as a broker or dealer and 15 to 1 thereafter. At December 31, 2006 and 2005, the Company had:

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2006 and 2005

	2006	2005
Net capital, as defined	$ 4,232,728	$ 4,475,424
Required net capital	(250,000)	(250,000)
Excess net capital	$ 3,982,728	$ 4,225,424
Ratio of aggregate indebtedness to net capital	.0129 to 1	.0121 to 1

Note 5: Related Party Transactions

The Company has entered into agreements with the Bank where the Bank has agreed to provide various services for the Company and share the cost of employment of certain associates who are also active officers of the Bank. The Company also agreed to reimburse the Bank for its portion of rent expense. Upon expiration of the Bank's lease agreement on December 15, 2005, the Company entered into its own lease agreement with the lessor. At December 31, 2006 and 2005, the Company did not have any amount payable to the Bank. The Company purchased $47,754 of fixed assets from the Bank during 2005.

Note 6: Disclosures About Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 103,478	$ 103,478	$ 109,433	$ 109,433
Securities owned at market value	4,486,600	4,486,600	4,630,600	4,630,600

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2006 and 2005

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Note 7: Leases

The Company has one noncancellable operating lease, primarily for office space, that expires in four years. This lease contains a renewal option for three two-year periods.

Future minimum lease payments under operating leases are:

	Operating Leases
2007	$ 89,142
2008	90,178
2009	90,330
2010	84,326
Total minimum lease payments	$ 353,976

END